Bandera Partners

Presentation to Glass Lewis

January 10th, 2019



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LUBY'S, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

BANDERA HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

BANDERA SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH BANDERA BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. BANDERA RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. BANDERA DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

BANDERA

Introduction

- Bandera Partners is the largest Luby's stockholder after Christopher and Harris Pappas.

- We have been a supportive Luby's stockholder for over 10 years.

- Our patience has finally run out after years of unfulfilled promises, poor financial and operating performance, value destroying capital allocation, and excessive executive and director compensation.

- We tried to reach a settlement with Luby's to improve the Board of Directors, but the Board failed to engage in substantive negotiations.

- We have nominated four qualified candidates for election to Luby's nine-person Board.

- Our sole objective is to maximize value for all stockholders.

3

BANDERA

It is Time for a Change!

- The current Luby's Board of Directors has overseen a long period of:

  - Disastrous stock price performance

  - Dismal (and worsening) financial results

  - Declining asset values

  - Very poor capital allocation

  - Bloated overhead costs

  - Broken promises, year after year after year

BANDERA

Bandera's Nominees



Senator Phil Gramm – Senator Gramm's significant real estate, financial and banking, as well as regulatory experience would make him a beneficial addition to the Board
- Vice Chairman of Lone Star Global Acquisitions, a Texas-based private equity firm that invests primarily in real estate, as well as equity, credit and other financial assets
- Vice Chairman of UBS Investment Bank from December 2002 to December 2011
- Served six years in the US House of Representatives and eighteen years in the US Senate



Stacy Hock – Ms. Hock's extensive governance experience, management experience in the software industry, as well as her financial expertise would make her a beneficial addition to the Board
- Chair of the Board of Texans for Education Opportunity, a statewide organization promoting educational advocacy and Director of Aminex Therapeutics, a drug development company focused on advancing novel treatments for cancer
- Texas Gubernatorial appointee as Vice Chair of the Texas Commission on Next Generation Assessments and Accountability
- MIT-educated engineer held management positions in the software industry including at IBM



Savneet Singh – Mr. Singh's experience as an entrepreneur and CEO of a technology company servicing the restaurant industry will bring a unique insight and a strategic perspective to the Board
- Partner and a director of CoVenture, LLC, a venture capital firm
- Interim CEO and Director of PAR Technology Corporation (NYSE: PAR), a $350 million public company that sells point-of-sale systems to restaurant companies
- Founder and CEO of Gold Bullion International, LLC, an electronic platform that allows investors to buy, trade and store physical precious metals



Jefferson Gramm – Mr. Gramm's experience in retail and chain food industries as well as his financial and governance expertise would make him a beneficial addition to the Board
- Portfolio manager at Bandera Partners, a value-oriented investment partnership, since 2006
- Has served on five public company boards. Current directorships include Chairman of the Board of Tandy Leather Factory (NASDAQ: TLF) and Rubicon Technology, Inc. (NASDAQ: RBCN).
- Active investor in the public restaurant space. Led equity recaps of Denny's in 2004 and Morgan's Foods in 2013, served on Morgan's Board until sale of the company in 2014.

BANDERA

Poor Stock Performance

- Luby's stock price has **declined 82% over the past five years.**



Source: Bloomberg LP
As of January 4th, 2019

BANDERA

Negative Stockholder Return

- Luby's total stockholder return has **significantly underperformed** both the broader equity markets and its peers over any relevant time period.

	Share Price Performance				
	1-Year	**2-Year**	**3-Year**	**5-Year**	**10-Year**
Cracker Barrel Old Country Store, Inc.	2.9%	11.9%	55.1%	87.6%	959.9%
Darden Restaurants, Inc.	4.9%	48.4%	73.7%	152.7%	436.7%
Denny's Corporation	20.7%	30.0%	79.0%	130.6%	720.2%
Average of Similar Competitors	9.5%	30.1%	69.3%	123.6%	705.6%
S&P 500 Index	-5.2%	16.0%	33.8%	53.2%	235.6%
Luby's, Inc.	**-51.8%**	**-68.5%**	**-69.7%**	**-82.3%**	**-69.5%**

Source: Bloomberg LP
All returns are total stock returns including dividends ended January 4th, 2019



Dismal (and Worsening) Financial Results

- The Company's losses **have accelerated** in recent years.

- Luby's has generated **cumulative Net Income losses of $73 million** over the past five years.



Source: Luby's Form 10-K

BANDERA

Declining Asset Values

- To fund its cash-burning operations, Luby's continues to sell real estate ($52M of assets sold since FY2013, or about ~$1.75 per Luby's share).

- **<u>This strategy has generated no value for shareholders.</u>**

- Luby's recently announced a plan to sell $45 million assets.



Source: Luby's Form 10-K

BANDERA

Corporate Overhead Expenses Remain Elevated

- While overseeing a rapidly shrinking company that is burning cash and selling real estate to stay afloat, Luby's Board has made no progress trimming overhead costs.



Source: Luby's Form 10-K

BANDERA

Declining Profitability, Rising Corporate Overhead

- While Profitability Before Corporate Overhead Expense has **declined 57%** over the past five years, Corporate Overhead Expense **has increased 7%!**



Adj. EBIT Before Corporate Overhead ($Ks)

$38,116 (2013)

$16,575 (2018)

57% decline!



Corporate Overhead Expense ($Ks)

$33,017 (2013)

$35,201 (2018)

7% increase!

($Ks)	2013	2014	2015	2016	2017	2018
GAAP EBIT	$ 6,207	$ (3,133)	$ (636)	$ (3,324)	$ (17,469)	$ (22,186)
Asset Impairments	615	2,498	636	1,442	10,567	8,917
Net Gain on Disposition of PP&E	(1,723)	(2,357)	(3,994)	(684)	(1,804)	(5,357)
Adj. EBIT	$ **5,099**	$ **(2,992)**	$ **(3,994)**	$ **(2,566)**	$ **(8,706)**	$ **(18,626)**
Overhead Costs	33,017	36,814	35,557	36,808	32,746	35,201
Pre-Overhead Adj. EBIT	$ **38,116**	$ **33,822**	$ **31,563**	$ **34,242**	$ **24,040**	$ **16,575**

Source: Luby's Form 10-K

BANDERA

Excessive Pay Despite Underperformance

- Yes, Christopher Pappas reduced his salary to $1. But the rest of the organization has not aligned itself with the reality of being a $39 million, money-losing public company.

- Recent move: COO Peter Tropoli was removed from his COO position but was retained at $350,000 per year as General Counsel. Luby's still retains a full-time shareholder relations executive, several senior legal executives and an executive suite in Massachusetts for legal personnel.

- **Luby's cumulative FY2016-2018 executive and director compensation of $9.2 million represents 23% of the company's current market capitalization.**

Luby's Director Compensation				
Director	Started at Luby's	Cash	Stock Awards	2018 Total
Gerald W. Bodzy	2016	$15,000	$84,732	$99,732
Judith B. Craven	1999	$50,000	$36,750	$86,750
Arthur R. Emerson	1999	$30,000	$29,250	$59,250
Jill Griffin	2003	$60,000	$36,750	$96,750
Frank Markantonis	2002	$11,250	$83,251	$94,501
Joe C. McKinney	2003	$54,000	$48,751	$102,751
Gasper Mir, III	2002	$57,500	$51,752	$109,252
Harris J. Pappas	2001		$96,749	$96,749
Total Directors		**$277,750**	**$467,985**	**$745,735**

Luby's Executive Compensation								
Executive	Started at Luby's	Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Total
Christopher J. Pappas	2001	President & CEO	2018	$500,000		$238,562		$738,562
			2017	$484,008				$484,008
			2016	$479,769		$245,250		$725,019
K. Scott Gray	2001	SVP & CFO	2018	$342,000		$308,050	$87,500	$737,550
			2017	$342,000		$127,750	$82,014	$551,764
			2016	$355,154	$104,079	$278,250	$87,500	$824,983
Peter Tropoli	2001	General Counsel,	2018	$400,000		$396,062	$112,500	$908,562
		Secretary &	2017	$388,567		$164,248	$105,448	$658,263
		Former COO	2016	$376,554	$133,903	$359,850	$114,600	$984,907
Total C-Suite			**2018**	**$1,242,000**		**$942,674**	**$200,000**	**$2,384,674**
			2017	**$1,214,575**		**$291,998**	**$187,462**	**$1,694,035**
			2016	**$1,211,477**	**$237,982**	**$883,350**	**$202,100**	**$2,534,909**

Source: Luby's Proxy Statement



The Real Culprit – Terrible Capital Allocation

- The Company continues to aggressively invest in Luby’s and Fuddruckers concepts with poor returns.
- Since 2009, the Company has invested more than $260 million into CAPEX and acquisitions while returning no capital to shareholders. This has been partially funded through selling $84 million of assets, mostly real estate, and through incurring debt.
- A decade ago, Luby’s was a $200 million market capitalization company. Today, shareholders’ equity is valued at just $39 million by the public market.


$201M
8/27/2008
Market
Capitalization

Capital Allocation: FY2009 - FY2018 ($Ks)

Sources of Capital		Uses of Capital	
CFOps	$135,015	CAPEX	($194,714)
Asset Sale Proceeds	$84,244	Acquisitions	($73,833)
Debt	$36,452	**Dividends**	**$0**
Other	$11,992	**Share Repurchases**	**$0**


$39M
Current
Market Cap

Source: Luby’s Form 10-K, Bloomberg LP

Very High Capital Expenditures With No Return

- Despite investing more than **$268M of capital, 7x Luby's current market capitalization**, over the past decade, **Adj. EBITDA was negative in FY2018**



Source: Luby's Form 10-K
Note: Adj. EBITDA defined as EBIT less (Gains on Asset Sales) plus
(Asset Impairments) plus (Depreciation and Amortization)

14

BANDERA

Luby's Only Plan: More of the Same

- Despite over a decade of failed investments into Luby's and Fuddruckers, the Luby's current Board has no plans to change course.

- The Board's recent letter to stockholders promises an "aggressive plan to increase profitability" and promises to "invest appropriately in the right assets with better return characteristics."

- **We have heard these promises before…**

BANDERA

More of the Same

- In **2007**, when Luby's stock price was $10.25: "Your Board and management team have a strategic growth plan for Luby's designed to create profitable growth and long-term shareholder value."
- In **2008**, when Luby's stock price was $7.00: "We remain confident that our long-term strategic plan . . . will enhance shareholder value."
- In **2009**, when Luby's stock price was $4.12: "We believe that the focused execution of our near-term and long-term plans will enhance shareholder value."
- **2010**: "The actions we've taken better position the Company for enhanced long-term shareholder value."
- **2011**: "We have plans in place to grow each of our brands . . . We see opportunities to improve shareholder value as we grow our brands."
- **2012**: "We have positioned the company for new unit growth . . . Our goal remains to enhance shareholder value by growing sales, operating cash flow and profitability."
- **2013**: "Our future is promising . . . we are working hard to drive increased customer traffic and sales while managing costs to drive profitability and enhance shareholder value."
- **2014**: "With a laser focus on executing at the highest levels . . . and prudently investing in our brands, we will enhance shareholder value."
- **2015**: "We believe our company and brand portfolio . . . is well positioned for sustainable growth and enhanced shareholder value going forward."
- **2016**: "We believe that we are well-positioned to enhance shareholder value over the long term."
- **2017**: "We believe these crucial aspects of our business to achieve operational excellence of our brands will lead to growth in profitability and enhanced shareholder value."

BANDERA

More of the Same

Luby's strategy of selling its real estate and redeploying capital back into the business **has been in place for many years and has not created any value for stockholders:**

- December **2018**: "We are already in the process of monetizing underperforming restaurant locations, which will allow us to strengthen our core operations."

- **2017**: "Proceeds from the closure and sale of excess properties can be redeployed into future investments with superior return characteristics."

- **2016**: "We are committed to making capital investments with suitable return characteristics."

- **2009**: "After thoroughly evaluating each of our stores' near and long-term potential, we are closing 25 stores. This strategic initiative is designed to stabilize and strengthen our core operations."

BANDERA

The Market Has Spoken

- The Company's current real estate is appraised at $3.94 per share net of all debt.

- The recent market value of Luby's: $1.32 per share.

- **The market is telling us that $3.94 per share in valuable Texas real estate is worth $1.32 in the hands of Luby's incumbent Board of Directors.**



- Houston Chronicle quotes Hodges Capital, a Top Five Luby's stockholder that has owned shares for over 30 years:

    - *"We need fresh eyes to see if there are opportunities and if shareholders have a better alternative than a dying cafeteria business," said Craig Hodges, co-founder of Hodges Capital. "Any action to reverse Luby's fortune or get some value out of the company is a very long overdue, necessary step."*

Source: Public Texas County Appraisals for Luby's-owned properties
Note: We did not seek or receive approval from Hodges Capital for quoting the Houston Chronicle article, "Activist Investor Calls for 'Fresh Faces' to Turn Around Luby's" (11/28/18)

BANDERA

Why Bandera's Nominees?

- If elected, Bandera's Nominees will hold a minority position on the Board of Directors. We will have the power to advocate for stronger oversight and accountability, to suggest new approaches, and to demand better results.

- If elected, we will:

    - Ensure a thorough and comprehensive strategic review of opportunities to maximize shareholder value

    - Recommend the formation of a cost-cutting committee to review all corporate overhead costs

    - Create a sense of urgency to:

        - Review the Company's unit economics, and evaluate each fully-owned restaurant's performance versus the intrinsic value of the underlying property

        - Apply rigorous analysis to investments with a minimum threshold for return on invested capital

        - Hold management accountable for their actions and develop a long-term plan that replaces the current strategy of relying on property liquidations to keep the business afloat

BANDERA

Luby's Governance

- Christopher and Harris Pappas, and the incumbent Luby's Board, narrowly won a proxy fight against Ramius Capital in 2008 despite ISS recommending three out of four Ramius nominees.

- "We believe that Luby's has suffered from relatively poor corporate governance practices," ISS Report January 8, 2008.

- Many of the issues highlighted by Ramius persist.

- Ramius complained that Luby's Board allowed the Pappas brothers to increase their ownership while keeping a poison pill to limit other stockholder purchases.

- Pappas ownership has increased from 24.4% at the time of the Ramius proxy fight to 36.8% today. Luby's has maintained a poison pill the majority of the time since the 2008 fight, preventing other shareholders from amassing as large a stake and ceding effective control to the Pappas brothers (without securing a control premium for shareholders).

BANDERA

Bandera Partners Board Experience

- **Tandy Leather** (niche leathercraft retailer): Helped overhaul Board of Directors and appoint a new CEO October 2018, eliminated extra Chairman fees.

- **Rubicon Technology** (industrial sapphire manufacturer): Helped the Board oversee drastic cost cutting and cash building. Lowered Board fees.

- **PICO Holdings** (water rights company): Helping to monetize assets and cut operating costs. Lowered Board fees.

- **Ambassadors Group** (educational travel company): Helped the Board make the difficult decision to liquidate the company, returning $50 million to stockholders.

- **Morgan's Foods** (quick-service restaurant franchisee): PIPE investment to recapitalize the company at $2.00 per share, making Bandera a 26% owner. Helped the Board ultimately sell the business for $5.00 per share.

- **Peerless Systems** (software company): Helped the Board return $45 million to stockholders via a self-tender.

Despite Luby's accusation that Bandera "view[s] the Company as a financial engineering vehicle to further their own interests at the expense of . . . the shareholders," we have always put shareholders first.

BANDERA